December 8, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Markel Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the Securities and Exchange Commission on November 1, 2016.

Respectfully submitted,

Markel Corporation

By:	/s/ Richard R. Grinnan
Richard R. Grinnan General Counsel and Secretary

Markel Corporation
4521 Highwoods Parkway, Glen Allen, VA 23060-9817 (800) 446-6671 (804) 747-0136
www.markelcorp.com